Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

August 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Mellon Disciplined Value Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on August 1, 2019, with regard to Post-Effective Amendment No. 250 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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Prospectus

Cover Page

1.	Comment: Please include ticker symbols for each class for the 485(b) filing.

Response: The Registrant will provide ticker symbols for the 485(b) filing.

Fund Summary: Fees and Expenses

2.
Comment: For footnote 2 to the fee table, confirm that the expense cap applies to fund-level expenses, such as management fees. If so, please disclose how much of “other expenses” is attributable to fund-level expenses. Please confirm that the remaining “other expenses” are class-level expenses.

Response: The Registrant confirms that the expense cap applies to fund-level expenses, such as management fees.  “Other expenses” includes administrative services fees, which are class-level expenses.  The remainder of “other expenses” are attributable to fund-level expenses.

Fund Summary: Principal Investment Strategies

3.
Comment: Please clarify whether references to foreign investments means principally investing in developed countries, developing (emerging) markets, or both. If investing in emerging markets is a principal investment strategy, disclose how the Fund defines emerging markets.

Response: The Registrant confirms that investing in developing markets is not a principal investment strategy of the Fund.

4.	Comment: Given that foreign companies will be among the Fund’s investments, clarify whether initial public offerings (“IPOs”) will be limited to IPOs of securities traded on U.S. exchanges.

Response: The Registrant confirms that the Fund’s investment in IPOs will not be limited to those traded on U.S. exchanges. The Registrant, however, notes that the Fund already includes disclosure for “Foreign securities risk” and “Initial public offering risk,” which the Registrant believes is adequate to inform investors about the potential risks of investing in the Fund.

5.
Comment: The strategy states that the subadviser focuses on “dividend-paying stocks and other investments and investment techniques that provide income.”  To what does “other investments and investment techniques” refer?  Please define.

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Response: The Registrant has intentionally chosen not to specify the other types of investments and investment techniques that provide income, which provides the subadviser with the flexibility to choose the types of investments under varying market conditions.

6.
Comment: In an appropriate place in the prospectus, please (i) describe the sector weightings for the Russell 1000® Value Index, and (ii) describe the risk characteristics of the Index more specifically as of a specified date.

Response: In response to the Staff’s comment, the Registrant has supplemented the Fund’s Item 9 principal investment strategies and risks with the following underlined disclosure:

Item 9 Principal Investment Strategies

The subadviser’s investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Russell 1000® Value Index, although the Fund may emphasize one or more particular sectors at times.  As of July 31, 2019, the top five sectors of the Russell 1000® Value Index (as defined by Russell) were:  financial services; health care; consumer discretionary; utilities; and product durables.

The subadviser generally considers selling a security when it reaches a target price, fails to perform as expected, or when other opportunities appear more attractive.

Item 9 Principal Investment Risks

Sector risk – investments in particular industries or sectors may be more volatile than the overall stock market. Consequently, if the Fund emphasizes one or more industries or economic sectors, it may be more susceptible to the financial, market, political or economic events affecting the particular issuers and industries participating in such sectors than funds that do not emphasize particular industries or sectors.

Financial Services – The Fund may be susceptible to adverse economic or regulatory occurrences affecting the financial services sector. Financial services companies are subject to extensive government regulation and, as a result, their profitability may be affected by new regulations or regulatory interpretations. Unstable interest rates can have a disproportionate effect on the financial services sector and financial services companies whose securities the Fund may purchase may themselves have concentrated portfolios, which makes them vulnerable to economic conditions

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that affect that sector. Financial services companies have also been affected by increased competition, which could adversely affect the profitability or viability of such companies.

Health Care – Factors such as extensive government regulation, restrictions on government reimbursement for medical expenses, rising costs of medical products, services and facilities, pricing pressure, an increased emphasis on outpatient services, limited number of products, industry innovation, costs associated with obtaining and protecting patents, product liability and other claims, changes in technologies and other market developments can affect companies in the healthcare sector.

Consumer Discretionary – Companies engaged in the consumer discretionary sector are affected by fluctuations in supply and demand and changes in consumer preferences, social trends and marketing campaigns. Changes in consumer spending as a result of world events, political and economic conditions, commodity price volatility, changes in exchange rates, imposition of import controls, increased competition, depletion of resources and labor relations also may adversely affect these companies.

Utilities – Companies in the utilities sector are subject to a variety of factors that may adversely affect their business or operations, including high interest costs associated with capital construction and improvement programs; difficulty in raising adequate capital in periods of high inflation and unsettled capital markets; governmental regulation of rates the issuer can charge to customers; costs associated with compliance with environmental and other regulations; effects of economic slowdowns and surplus capacity; increased competition; and potential losses resulting from a developing deregulatory environment.

Product Durables – Durable products and services are generally non-essential products and services whose demand tends to increase as consumers’ disposable income increases, such as automobiles, apparel, electronics, home furnishings, and travel and leisure products and services. Durable goods are those that last in value for a relatively long time, and therefore do not have to be purchased frequently. This sector can be significantly affected by the performance of the overall economy, interest rates, competition, and consumer confidence. Success can depend heavily on disposable household income and consumer spending. Changes in demographics and consumer tastes can also affect the demand for, and success of, durable products. The prices of raw

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materials fluctuate in response to a number of factors, including changes in government agricultural support programs, exchange rates, import and export controls, changes in international agricultural and trading policies and seasonal and weather conditions. Companies in the product durables sector may be subject to significant competition, which may also have an adverse impact on their profitability.

Fund Summary: Principal Risks

7.	Comment: If Fund shares are sold through an insured depository institution, please add the disclosure required by Item 4(b)(1)(iii).

Response: The Registrant notes that Fund shares are not sold through an insured depository institution. Therefore, the referenced disclosure is not required.

How the Fund Invests

8.
Comment: If the Registrant believes that the strategy description for Item 9 is sufficient, please consider whether the Item 4 strategy description can be shortened, per the requirements of IM Guidance Update No. 2014-08 (June 2014).  Alternatively, consider whether supplementing the Item 9 disclosure would respond more effectively to the requirements.

Response: The Registrant notes that the Item 9 principal investment strategy supplements the Item 4 principal investment strategy by including an explanation of certain key terms included in the Fund’s principal investment strategy.

Risks of Investing in the Fund

9.
Comment: The “Options” subsection under “Derivatives risk” mentions over-the-counter (“OTC”) options. If it is a principal investment strategy to invest in OTC options, please add the relevant disclosure to the Item 4 and Item 9 strategy sections.

Response: The Registrant has removed references to OTC options under the “Derivatives risk” discussion.

10.	Comment: Please consider moving the following language from the “Depositary receipts” subsection under “Foreign securities risk” to the Principal Investment Strategies section:

[I]nvestments in foreign securities may be in the form of depositary receipts, such as American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs),

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which typically are issued by local financial institutions and evidence ownership of the underlying securities.

Response: The Registrant confirms that investing in depositary receipts is not a principal investment strategy.

Statement of Additional Information

General Information and History

11.	Comment: On page 1, the disclosure states, “The Trust currently offers shares in 51 separate series, each with its own investment objective.” Please confirm that the accuracy of that statement.

Response: The Registrant confirms that the Trust currently offers 51 separate series.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire